SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2017

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2017, incorporated by reference herein:

<u>**Exhibit**</u>

99.1   Release dated February 6 2017, entitled "TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 AND PRODUCTION UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2016."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 6, 2017

By: /s/ Riaan Davel
      Name: Riaan Davel
      Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2016 AND PRODUCTION UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2016

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that, with a reasonable degree of certainty, the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2016 ("**Results**") and shareholders are accordingly advised that the Company expects to report:

− earnings per share to be between 0.17 cents and 1.03 cents per share (a decrease of between 76% to 96%, respectively) compared to 4.3 cents earnings per share for the previous corresponding period; and

− headline loss per share to be between 2.66 cents and 2.14 cents per share compared to headline earnings of 2.6 cents per share for the previous corresponding period.

In a production update for the second quarter ended 31 December 2016 released today, DRDGOLD reported:

− volume throughput amounted to 6,0 million tonnes compared to 6,6 million tonnes, a 10% decrease;

− gold production amounted to 1 066kg compared to 1 034kg, a 3% increase; and

− operating costs increased by 9% to R 82 per tonne.

As communicated previously, the final clean-up and closure of specific Crown sites continued to weigh on costs causing both accelerated depreciation and retrenchment costs of approximately R18 million each.

After paying a final dividend of R52 million for the year ended 30 June 2016, the Company ended the second quarter of FY2017 with R290 million in cash and cash equivalents, compared with R335 million at the end of the first quarter of FY2017. The cash position was also influenced by an increase in working capital of R 70.5 million for the 6 months ended 31 December 2016.

Gold production for the year ending 30 June 2017 is expected to be between 136,000 and 140,000 ounces at cash operating costs of between R468,000 per kilogram and R482,000 per kilogram.

The above information has not been reviewed or reported on by the Company's auditors. The Company's Results are expected to be published on or about 15 February 2017.

Johannesburg
6 February 2017

Sponsor
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